Endeavour Silver Initiates Major Mine Expansion at El Cubo; Raises Production Guidance and Reduces Cost Guidance for 2015

VANCOUVER, BC -- (Marketwired - March 17, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) (FRANKFURT: EJD) has initiated a major expansion of its El Cubo mine in Guanajuato state, Mexico. The Company plans to ramp up mine output over the next four months from 1,550 tonnes per day (tpd), the current El Cubo plant capacity, to 2,200 tpd.

The additional 650 tpd of mine production at El Cubo will come primarily from the V-Asuncion mine area, which has thicker mineralized zones amenable to long hole mining, and the Santa Cecilia mine area, which has narrower but higher grade veins, and will be processed at Endeavour's Bolanitos plant, located 18 kilometres away in the same district, which has available capacity and comparable circuits to El Cubo. Production at Bolanitos will be reduced by a small amount to accommodate more processing of El Cubo ore.

The main reason for the mine expansion is to drive operating costs lower and generate free cash flow at El Cubo by taking advantage of the available plant capacity at Bolanitos. As a result, El Cubo will become the Company's largest mine by metal production. Endeavour received the cooperation of the miners' union at El Cubo last week in finalizing a labour contract that facilitates the mine expansion and helps establish the short- and long-term viability of the mine.

Revised Production Guidance

The Company has revised its silver production estimate for 2015 upwards by 11% to a range of 6.3-7.0 million ounces (oz). Gold production guidance increases by 27% to the 60,000-66,000 oz range, and silver equivalent production is now forecast to be approximately 10.4-11.6 million oz (using a 70:1 silver:gold ratio), as shown in the table below.

Mine             Ag (M oz)     Au (K oz)   Ag Eq. (M oz)   Tonnes/Day (tpd)
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Guanacevi         3.1-3.3       6.0-7.0       3.5-3.8        1,200-1,300
Bolanitos         1.1-1.3      22.0-24.0      2.6-3.0        1,100-1,200
El Cubo           2.1-2.4      32.0-35.0      4.3-4.8        1,350-2,200

Total             6.3-7.0      60.0-66.0     10.4-11.6       3,650-4,700
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Revised Operating Costs

Consolidated cash costs of production, net of gold by-product credits, are now expected to be around $9-$10 per oz of silver in 2015. Consolidated cash costs for silver and gold on a co-product basis should come in around $13-$14 and $900-$975 per oz respectively. The lower cash cost guidance is largely a function of reduced unit costs at El Cubo due to increased productivity related to the mine expansion.

All-in sustaining costs (AISC) net of gold by-product credits, in accordance with the World Gold Council standard, are now projected to be $16.00-$17.50 per oz of silver in 2015. Although the El Cubo mine expansion requires an increase in mine development capital, management was able to reduce some minor capital projects to optimize the AISC. When non-cash items such as stock based compensation are excluded, AISC net of gold by-product credits should pull back to $15.50-$17.00 per oz of silver.

On a co-product basis, AISC are predicted to be $18.00-$19.00 per oz silver and $1,150-$1,200 per oz gold. Direct operating costs are estimated to be in the $87-$90 per tonne range.

Revised Capital Budget

Endeavour plans to invest $36.5 million on capital projects in 2015, an increase of $3.8 million from the original estimate, in order to support the mine expansion at El Cubo. The total includes $30.0 million on mine development, infrastructure and exploration, $4.3 million on plant infrastructure, equipment and tailings and $2.2 million on miscellaneous items. The mine development capital is for accessing reserves and converting resources into reserves. Endeavour does not estimate reserves based on drill holes, only based on underground workings.

The Company has budgeted $18.7 million at El Cubo, up from the original estimate of $15.0 million. Capital spending at the other operations remains unchanged: $4.9 million at Bolanitos, $12.5 million at Guanacevi and $0.4 million for corporate items, all of which will be covered by the Company's anticipated 2015 cash flow.

Bradford Cooke, CEO of Endeavour Silver, commented, "We fulfilled our initial two year capital expansion and operating turn-around plans at El Cubo in December, but with precious metal prices still falling, it was clear we needed to do more to make El Cubo a viable mine. The current mine expansion will bring operating costs down further and should allow El Cubo to start generating free cash flow.

"Our revised production guidance for 2015 is now close to our 2014 performance, and our revised AISC cost guidance also matches our 2014 performance notwithstanding the substantially lower current value of the gold credits. Management continues to seek opportunities to optimize each of the mining operations to improve their financial performance.

"One example of this is our power cost at Bolanitos. Over the past three years, we installed a 15 km, 34 kva power line to connect with the high tension power grid and replace the rental diesel generators being used at the Bolanitos plant. The new power line was energized in early March and the diesel generators were decommissioned, which should drive our power costs lower at Bolanitos in 2015."

About Endeavour Silver -- Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015, planned mine expansion at El Cubo, revised production estimates, and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; risks in achieving the El Cubo mine expansion and revised production guidance; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com